Exhibit 99.1

GLASS HOUSE BRANDS COMPLETES THE ACQUISITION OF THE REMAINING EQUITY

OWNERSHIP IN THE POTTERY DISPENSARY

- Expands Glass House's wholly-owned dispensary footprint to four.

- Including The Pottery and NHC acquisitions, Glass House aims to add 7 new dispensary locations in the second half of 2022, bringing its total retail footprint to 10 stores.

LONG BEACH, Calif. and TORONTO, July 28th, 2022 /CNW/ - Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it has acquired the remaining equity ownership interest of The Pottery Inc., the operating entity of the award-winning The Pottery dispensary. Glass House previously owned 50% of the dispensary business, located at 5042-5044, 5048-5052 and 5054-5058 Venice Boulevard, Los Angeles, California (the "Property").

"Over the past year, The Pottery has been cited by several publications, such as LA Weekly, Thrillist, the LA Times, and Angeleno as being one of the best high-end dispensaries in Southern California. We are excited to have acquired the remaining ownership stake," said Kyle Kazan, Glass House Chairman and CEO. "Designed with a unique urban aesthetic reflective of its convenient centrally located location, The Pottery provides consumers with elevated and interactive retail experiences. It also has a fully functioning indoor cultivation facility. We are thrilled to acquire the remaining ownership stake in this location, our fourth wholly-owned dispensary in the State, and look forward to consolidating its performance in our financial results."

Mr. Kazan added, "We currently expect The Pottery to generate annualized revenue of approximately $3.8 million in the second half of this year. Additionally, we see upside in the Los Angeles market when the City implements a strategy to regulate the estimated thousands of unregulated stores. We are well along the path to executing a dramatic transformation in the size of our retail dispensary business this year. Along with the ongoing ramp-up of Phase I production at our SoCal facility and the addition of PLUS, this further reinforces our trajectory to becoming cash flow positive by early 20231. Glass House had $21.7 million in retail revenues from its three wholly-owned dispensaries in 2021. With the addition of The Pottery, plus the three NHC dispensaries to our portfolio, and our new Farmacy dispensaries in Isla Vista, Santa Ynez and Eureka that are all slated to open this year, we will have the potential to nearly triple our annual retail dispensary revenues to more than $60 million.2 The increased retail footprint is expected to provide a significant revenue opportunity for our CPG business including PLUS.”

Under the terms of the purchase agreement, Glass House acquired all of the equity interests of N.R.O. Management, LLC (the management company of The Pottery) and The Pottery, Inc. for 500,000 equity shares of Glass House set at a fixed price of $6 per share. The shares have a one-year lock-up period from the closing date. As part of the transaction, Glass House also acquired The Pottery's three active state cannabis retailer, distributor, and cultivation licenses; as well as six city-level adult-use and medical cannabis retailer, distributor, and cultivation licenses.

Footnotes and Sources:

1.	This excludes potential capex investment in the Phase II retrofit for the SoCal facility.

2.	This statement means that at some point within the next twelve months, the Company has the potential to achieve monthly revenues that annualize to US$200 million. The statement assumes the following in potential incremental revenues from each source: 1) Annualized Camarillo (SoCal facility) Phase I wholesale biomass sales of $50-75 million; 2) The acquisitions of the three NHC dispensaries are completed and generate annualized revenues of $25 million; 3) The Pottery generates annualized revenues of $3.9 million; 4) PLUS maintains its pre-acquisition annualized revenues of $14 million per year; 5) The Isla Vista, Santa Ynez, and Eureka dispensaries are opened on schedule in Q3 2022 and that they produce an average of $5 million in annual revenues each; 5) That the Company’s core business that existed prior to the addition of these new revenue sources is able to deliver $69 million in revenue.

About Glass House Brands

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands Inc. is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

Certain information in this press release contains "forward looking information" within the meaning of applicable securities laws. Such forward looking information includes, but is not limited to, information with respect to Glass House's objectives and the strategies to achieve these objectives, as well as information with respect to its beliefs, plans, expectations, anticipations, forecasts, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as "will", "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In particular, and without limiting the generality of the foregoing, forward looking information in this press release includes statements related to: the expectation that The Pottery will generate annualized revenue of approximately $3.8 million in the second half of this year; our trajectory to becoming cash flow positive by early 20231; the completion of the proposed NHC dispensary acquisitions which are subject to satisfaction of certain closing conditions; the potential to nearly triple our annual retail dispensary revenues to more than $60 million2 ; Glass House’s increased retail footprint providing a significant revenue opportunity for its CPG business including PLUS; Glass House reaching a revenue run rate of $200M+ within the next 12 months; the acquisitions resulting in increased retail revenue; the financial and operating projections disclosed in connection with the acquisitions; Glass House nearly tripling its annual retail dispensary revenues to more than $60 million; wholesale biomass revenues from Phase I of the SoCal Facility reaching an annualized $50-75 million by early 2023. Forward looking information involves known and unknown risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking information. These risks and uncertainties include, but are not limited to, The Pottery not generating the revenues currently expected; the Company not becoming cash flow positive on the timeline anticipated, or at all; closing conditions to the proposed NHC dispensary acquisitions not being met on the timeline expected or at all; Glass House not being able to achieve a revenue run rate of $200M+ within the next 12 months or at all; the financial and operating projections disclosed in connection with the acquisitions not being achieved; Glass House not being able to nearly triple its annual retail dispensary revenues to more than $60 million; the increased retail footprint not providing significant revenue for Glass House’s CPG business as expected; wholesale biomass revenues from Phase I of the SoCal Facility not reaching an annualized $50-75 million by early 2023, as well as those risk factors included in the Company’s Annual Information Form and other public disclosure filings available at www.sedar.com. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking information, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company's business, financial condition or results of operation.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

ir@glasshousebrands.com